UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

26 September 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC – Trading commentary ahead of AGM 2024

Dated 26 September 2024

Trading commentary ahead of AGM 2024

Debra Crew, Chief Executive, commented:

"Our expectations are unchanged from when we reported our fiscal 24 preliminary results on 30 July 2024. The global environment remains challenging for both our industry and Diageo.

While consumers continue to be cautious in this environment, we are focused on strengthening the resilience of our business through operational excellence, productivity and strategic investments to win quality market share. We have made good progress on our strategic initiatives, including our US route-to-market enhancements, and in Nigeria we are progressing well towards completion of the agreement to restructure our business model there.

I believe that the fundamentals for global TBA, and particularly the spirits industry, remain strong and am confident that when the consumer environment improves, growth will return and the actions we are taking will position us well to outperform the market."

ENDS

For further information, please contact:

Investor relations:

Andy Ryan                                                                                 +44 (0) 7803 854 842
Brian Shipman                                                                           +1 (0) 917 710 3007
Grace Murphy                                                                            +44 (0) 7514 726 167
investor.relations@diageo.com

Media relations:

Brendan O'Grady                                                                       +44 (0) 7902 126 906
Clare Cavana                                                                             +44 (0) 7751 742 072
Isabel Batchelor                                                                         +44 (0) 7731 988 857
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on pages 227-235 of Diageo's Annual Report for the year ended 30 June 2024.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 26 September 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary